UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

12, rue de Tilsitt

75008 Paris

France

+33.1.40.74.68.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104	13D	Page 2 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 456,867
	8	SHARED VOTING POWER 637,338,263
	9	SOLE DISPOSITIVE POWER 456,667
	10	SHARED DISPOSITIVE POWER 637,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,795,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104	13D	Page 3 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER 637,338,263
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER 637,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,383,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104	13D	Page 4 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ispat International Investments, S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,338,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,338,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104	13D	Page 5 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mittal Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 525,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 525,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104	13D	Page 6 of 18

This Amendment No. 4 (the “Fourth Amendment”) to Schedule 13D amends and supplements Amendment No. 3 to Schedule 13D, filed April 3, 2009 (the “Third Amendment”), Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”), with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined in the Statement), relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). The principal executive offices of ArcelorMittal are located at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. Unless otherwise indicated, capitalized terms used but not defined in this Fourth Amendment have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background.

The response set forth in Item 2 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Statement is being jointly filed by Mr. Lakshmi N. Mittal (“Mr. Mittal”), Mrs. Usha Mittal (“Mrs. Mittal”), Ispat International Investments, S.L., a company organized under the laws of Spain (“International”), and Mittal Investments S.à r.l. (formerly known as Mittal Steel S.à.r.l.), a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”, together with International, Mr. Mittal and Mrs. Mittal, the “Reporting Persons” and each, a “Reporting Person”).

Mr. Mittal

Mr. Mittal is a citizen of the Republic of India. His principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mr. Mittal’s principal occupation is CEO and Chairman of the Board of Directors of ArcelorMittal.

Mrs. Mittal

Mrs. Mittal is a citizen of the Republic of India. Her principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mrs. Mittal is the wife of Mr. Mittal.

International

International is a company organized under the laws of Spain. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International. The address of the principal office of International is Calle Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain. International is a holding company whose primary business is holding shares of ArcelorMittal.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of International and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than International, as the case may be, for which such information is set forth.

LuxCo

LuxCo is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of LuxCo. The address of the principal office of LuxCo is 65, Boulevard Grand-Duchesse Charlotte, L-1331 Luxembourg, Luxembourg. LuxCo is a company whose primary business is to act as a holding company for investments made by its shareholders.

Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer

CUSIP No. 03938L104	13D	Page 7 of 18

and director of LuxCo and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than LuxCo, as the case may be, for which such information is set forth.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules A and B to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

On May 6, 2009, in connection with the Share Offering (as defined in Item 4 below), International purchased 14,088,263 ArcelorMittal Shares, which will result in International beneficially owning an aggregate of 112,338,263 ArcelorMittal Shares. The purchase price per share was $22.77 for these shares, representing an aggregate purchase price of $320,789,748.51.

The funds used to make such acquisition came from internal sources, including a general purpose, short-term liquidity facility. International has agreed with the Company pursuant to a letter agreement dated May 5, 2009 (the “Deferred Delivery Agreement”) that delivery of the acquired shares shall be deferred until (A) a general meeting of shareholders of ArcelorMittal approves a resolution approving a share capital increase sufficient to allow the issuance of 14,088,263 ArcelorMittal Shares by June 30, 2009 (in which case the shares delivered will be newly issued ArcelorMittal Shares and will be delivered to International on the date that is three business days after the date on which the resolution is approved) or (B) June 30, 2009 (in which case the shares delivered will be ArcelorMittal Shares held in treasury by the Company).

No options have been exercised since the filing of the Third Amendment.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

International purchased 14,088,263 ArcelorMittal Shares in the Share Offering for investment purposes.

The description of the Memorandum of Understanding (the “MOU”) set forth in Item 6 of this Fourth Amendment below is incorporated herein by reference.

Pursuant to the terms of the MOU, the parties to that agreement agreed that after the completion of the Offer for Arcelor, Mittal Steel would merge with and into Arcelor, with Arcelor continuing to be incorporated, domiciled and headquartered in Luxembourg. Mittal Steel and Arcelor ultimately decided to effect this merger in two steps so as to enable Mittal Steel to comply more rapidly and efficiently with part of the MOU undertakings.

As described in Item 6, on March 24, 2009, the Company entered into an underwriting agreement with Caylon and Société Générale as joint lead managers (the “7.25% Convertible Managers”) in connection with the offering of up to €1,249,999,998.75 of 7.25% bonds due 2014 (the “7.25% Convertible Bonds”) convertible and/or exchangeable into existing or new shares of the Company (the “7.25% Convertible Offering”). In connection with the underwriting agreement for the 7.25% Convertible Bonds, certain of the Reporting Persons executed Convertible Lock-up Letters and an Undertaking Letter (each as defined below) relating to shares owned by the Reporting Persons.

The description of the Convertible Lock-up Letters and the Undertaking Letter set forth in Item 6 of this Fourth Amendment below is incorporated herein by reference. Each of the Reporting Persons disclaims membership in any “group” with any the 7.25% Convertible Managers or any other manager in the 7.25% Convertible Offering.

CUSIP No. 03938L104	13D	Page 8 of 18

Also as described in Item 6, on April 29, 2009, the Company entered into two underwriting agreements with Goldman Sachs International, Caylon and Société Générale as Representatives (collectively, the “Share and Convertible Managers”) in connection with an offering of 140,882,634 ArcelorMittal Shares at a price of $22.77 or €17.10 per share (the “Share Offering”), and a separate offering of $800 million 5% convertible senior notes due 2014 (the “5% Convertible Offering”). In connection with the underwriting agreements for the Share Offering and the 5% Convertible Offering, certain of the Reporting Persons executed May Lock-up Letters (as defined below) relating to shares owned by the Reporting Persons.

Additionally, in connection with the Share Offering and the 5% Convertible Offering, International entered into a Share Lending Agreement with the Company pursuant to which International lent 98 million ArcelorMittal Shares on the closing date of the Share Offering. Provided the resolution put before the Company’s shareholder meeting scheduled for May 12, 2009 to enable the issuance of a number of ArcelorMittal Shares at least equal to the number of ArcelorMittal Shares lent to the Company under the Share Lending Agreement is approved, International expects that these ArcelorMittal Shares will be retransferred to it within 8 business days of such meeting.

The description of the May Lock-up Letters and the Share Lending Agreement set forth in Item 6 of this Fourth Amendment below is incorporated herein by reference. Each of the Reporting Persons disclaims membership in any “group” with any Share and Convertible Managers or any other manager in the Share Offering or 5% Convertible Offering.

For the Company's annual general meeting convened for May 12, 2009, the Board of Directors of the Company has decided to nominate fewer members of the Board for re-election, as compared to the members of the Board whose term is expiring. This would lead to a reduction of the number of members of the Board of Directors. Luxco and International plan to vote in support of the re-elections of the Directors nominated by the Board.

Each of the Reporting Persons intends to review its investment in ArcelorMittal on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, subject to the limitations imposed on such party by the MOU, the Convertible Lock-Up Letters, the May Lock-up Letters and the Undertaking Letter, (a) to acquire additional securities of ArcelorMittal, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of ArcelorMittal owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: ArcelorMittal’s business and prospects; other developments concerning ArcelorMittal and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the ArcelorMittal Shares.

Other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of ArcelorMittal, or the disposition of securities of ArcelorMittal;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ArcelorMittal or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of ArcelorMittal or of any of its subsidiaries;

(d) Any change in the present board of directors or management of ArcelorMittal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 03938L104	13D	Page 9 of 18

(e) Any material change in the present capitalization or dividend policy of ArcelorMittal;

(f) Any other material change in ArcelorMittal’s business or corporate structure;

(g) Changes in ArcelorMittal’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ArcelorMittal by any person;

(h) A class of securities of ArcelorMittal being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of ArcelorMittal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) International is the direct owner of 250,000 ArcelorMittal Shares and also beneficially owns (i) an additional 14,088,263 ArcelorMittal Shares purchased in the Share Offering to be delivered pursuant to the Deferred Delivery Agreement and (ii) an additional 98 million ArcelorMittal Shares to be retransferred to it pursuant to the Share Lending Agreement. International is deemed to beneficially own the 98 million ArcelorMittal Shares lent pursuant to the Share Lending Agreement because it is assumed that the Company will issue to International upon termination of any such loan a number of newly issued shares equivalent to the number of borrowed shares, following the Company’s shareholder meeting on May 12, 2009 (subject to the approval of the resolution described in agenda point 12 of the convening notice for such meeting). International is deemed to beneficially own the 14,088,263 ArcelorMittal Shares to be delivered pursuant to the Deferred Delivery Agreement because the Deferred Delivery Agreement provides that such ArcelorMittal Shares will be delivered not later than June 30, 2009. Accordingly, pursuant to Rule 13d-3(d) (providing that a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within sixty days), International beneficially owns 112,338,263 ArcelorMittal Shares, representing 7.5% of the ArcelorMittal Shares outstanding.

LuxCo is the owner of 525,000,000 ArcelorMittal Shares, representing 37.6% of the ArcelorMittal Shares outstanding.

Mr. Mittal is the direct owner of 30,000 ArcelorMittal Shares and holds options to acquire an additional 426,667 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, Mr. Mittal holds voting rights over 200 restricted ArcelorMittal shares through the ArcelorMittal Employee Share Purchase Plan 2008, but does not have the power to dispose of such shares until they become unrestricted in November 2011. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo and accordingly, Mr. Mittal is the beneficial owner of 637,795,130 ArcelorMittal Shares, representing 42.3% of the ArcelorMittal Shares outstanding.

Mrs. Mittal is the direct owner of 5,000 ArcelorMittal Shares and holds options to acquire an additional 40,000 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Mrs. Mittal and Mr. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo and accordingly, Mrs. Mittal is the beneficial owner of 637,383,263 ArcelorMittal Shares, representing 42.3 % of the ArcelorMittal Shares outstanding.

The calculation of the foregoing percentages is based on 1,394,956,869 ArcelorMittal Shares outstanding following the Share Offering.

(b) International has the power to vote or to direct the vote or dispose or direct the disposition of 250,000 ArcelorMittal Shares, and would have the power to vote or to direct the vote or dispose or direct the disposition of 112,088,263 additional ArcelorMittal shares, assuming the delivery of 14,088,263 ArcelorMittal Shares under the

CUSIP No. 03938L104	13D	Page 10 of 18

Deferred Delivery Agreement and the retransfer of 98 million ArcelorMittal Shares under the Share Lending Agreement. International shares this power with Mr. Mittal and Mrs. Mittal, who share equally beneficial ownership of International. Accordingly, International shares with Mr. Mittal and Mrs. Mittal the power to vote or to direct the vote or dispose or direct the disposition of 112,338,263 ArcelorMittal Shares beneficially owned by International, representing 7.5% of the ArcelorMittal Shares outstanding.

LuxCo has the power to vote or to direct the vote or dispose or direct the disposition of 525,000,000ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal, who share equally beneficial ownership of LuxCo. Accordingly, LuxCo shares with Mr. Mittal and Mrs. Mittal the power to vote or to direct the vote or dispose or direct the disposition of 525,000,000 ArcelorMittal Shares, representing 37.6% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 30,000 ArcelorMittal Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 426,667 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, Mr. Mittal holds voting rights over 200 restricted ArcelorMittal shares through the ArcelorMittal Employee Share Purchase Plan 2008, but does not have the power to dispose of such shares until they become unrestricted in November 2011. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo (each sharing the power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares beneficially owned by each of them as described in the preceding two paragraphs). Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 637,795,130 ArcelorMittal Shares beneficially owned by him, representing 42.3% of the ArcelorMittal Shares outstanding.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 5,000 ArcelorMittal Shares that she owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 40,000 ArcelorMittal Shares that are the subject of the options she holds, assuming exercise of such options, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Mrs. Mittal and Mr. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of LuxCo (each sharing the power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares beneficially owned by each of them as described in the first two paragraphs of this Item 5(b)). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 637,383,263 ArcelorMittal Shares beneficially owned by her, representing 42.3% of the ArcelorMittal Shares outstanding.

The calculation of the foregoing percentages is based on 1,394,956,869 ArcelorMittal Shares outstanding following the Share Offering.

(c) In connection with the Share Offering, on May 6, 2009 International lent 98 million ArcelorMittal Shares to the Company pursuant to the Share Lending Agreement (as defined in Item 6 below). Under the Share Lending Agreement, delivery of the loaned shares by International occurs on the date that an equal number of ArcelorMittal Shares are required to be delivered by the Company pursuant to the underwriting agreements for the Share Offering or the 5% Convertible Offering, or pursuant to the terms of the 7.25% Convertible Bonds. The conditions upon which the lent shares are to be returned to International and the other terms of the share loan are governed by the terms of the Share Lending Agreement, which are described in further detail under “Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer—May Lock-up Letters, Share Lending Agreement and Deferred Delivery Agreement.” Such description is incorporated by reference herein.

Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the ArcelorMittal Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, and except as may occur pursuant to the Share Lending Agreement described in Item 6 below or as otherwise disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from the ArcelorMittal Shares beneficially owned by the Reporting Persons. Approximately 6.6% of the shares beneficially owned by the Reporting Persons (approximately

CUSIP No. 03938L104	13D	Page 11 of 18

3.0% of the total number of ArcelorMittal shares outstanding) are subject to a pledge with customary terms and conditions in connection with a transaction entered into by LuxCo.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Memorandum of Understanding

On June 25, 2006, the Reporting Persons entered into a Memorandum of Understanding (the “MOU”) with Mittal Steel and Arcelor S.A., a société anonyme incorporated under the laws of Luxembourg (“Arcelor”) in connection with Mittal Steel’s outstanding tender offer for all of the outstanding Arcelor shares, ADSs and OCEANES due 2017 (the “Offer”), pursuant to which the Reporting Persons agreed to certain undertakings regarding the governance of the combined Mittal Steel / Arcelor group and certain related matters. Certain provisions of the MOU relating to corporate governance were incorporated into the Articles of Association of the Company at the extraordinary general meeting of shareholders on November 5, 2007.

The parties to the MOU agreed that until August 1, 2009, subject to Mr. and Mrs. Mittal (collectively, the “Significant shareholder”) owning or controlling at least 15% of the outstanding share capital of the Company, the Significant shareholder is entitled to elect to the Board of Directors a maximum of six directors comprised of three directors affiliated (directly or indirectly) with the Significant shareholder and three independent directors. Thereafter, the Significant shareholder will be entitled to representation on the Board of Directors in proportion to its shareholding in the Company. The parties also agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors. The Company’s Board of Directors will be entitled to request the assistance of expert advisers, as it deems necessary and appropriate from time to time in connection with any key strategic decision.

The Significant shareholder agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it owned or controlled following completion of the Offer, subsequent offer and compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Significant shareholder.

Notwithstanding the above, if (and whenever) the Significant shareholder holds, directly and indirectly, less than 45% of the then-issued Company shares, the Significant shareholder may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (a) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (b) any passive crossing of this threshold resulting from a reduction of the number of Company shares (e.g., through self-tender offers or share buy-backs) if, in respect of (b) only, the decisions to implement such measures were taken at a shareholders’ meeting in which the Significant shareholder did not vote or by the Company’s Board of Directors with a majority of independent directors voting in favor.

Once the Significant shareholder exceeds (i) the percentage of shares in the Company owned or controlled by the Reporting Persons following completion of the Offer, subsequent offer and compulsory buy-out or (ii) the 45% limit, as the case may be, as a consequence of any corporate event set forth in (a) or (b) above, it shall not be permitted to increase the percentage of shares it owns or controls in any way except as a result of subsequent occurrences of the corporate events described in (a) or (b) above, or with the prior written consent of a majority of the independent directors on the Company’s Board of Directors.

CUSIP No. 03938L104	13D	Page 12 of 18

On March 14, 2008, the Board of Directors unanimously acknowledged that the Company’s 44 million share buy-back program (which was unanimously approved by the Board of Directors) may lead the Significant shareholder to cross the 45% threshold provided in the MOU as described above.

Finally, the Significant shareholder is also permitted to own and vote shares in excess of (i) the percentage of shares in the Company owned or controlled by the Reporting Persons following completion of the Offer, subsequent offer and compulsory buy-out or (ii) the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (a) a majority of the independent directors of the Company’s Board of Directors consents in writing to such acquisition by the Significant shareholder or (b) the Significant shareholder acquires such shares in an offer for all of the shares of the Company.

During the five-year period following the settlement date of the Offer (that is, until August 1, 2011), the Significant shareholder agreed not to transfer (and to cause its affiliates not to transfer) directly or indirectly any of the shares in the Company that it holds without the approval of a majority of the independent directors of the Company, other than in connection with (i) an acquisition proposal by a third party recommended by the majority of the independent directors of the Company or (ii) the tender of shares by the Significant shareholder in a self-tender offer by the Company. As an exception to the foregoing, during the period from the second anniversary of the settlement date of the Offer until the end of the above-referenced five-year lock-up period, the Significant shareholder may sell an amount of shares not exceeding 5% of the Company’s then-outstanding share capital without the consent of a majority of the Company’s independent directors.

For so long as the Significant shareholder holds at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Group Management Board, the Significant shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT. Ispat Indo.

The foregoing summary of the terms of the MOU should be read in conjunction with the full text of the MOU and the summary of the amendments thereto, copies of which are included as Exhibit 4 and Exhibit 6, respectively, to this Statement and are incorporated herein by reference.

Shareholder’s Agreement

A shareholder’s and registration rights agreement was entered into as of August 13, 1997 by the Company (through its predecessor, Ispat International N.V.), LNM Holdings S.L., (subsequently renamed Ispat International Investments, S.L.) and Mr. Mittal (the “Shareholder’s Agreement”). The Shareholder’s Agreement contains provisions relating to demand registration rights, piggy-back rights and lockups, among others. The Shareholder’s Agreement previously contained certain transfer restrictions on the Mittal Steel class B common shares which are no longer applicable following the merger of Mittal Steel into ArcelorMittal as all class B common shares disappeared in that merger.

The foregoing summary of the terms of the Shareholder’s Agreement is qualified in its entirety by reference to the full text of the Shareholder’s Agreement, a copy of which is included as Exhibit 3 to this Statement and is incorporated herein by reference.

Convertible Lock-Up Letters and Undertaking Letter

As discussed in Item 4 above, on March 24, 2009, the Company entered into an underwriting agreement with the 7.25% Convertible Managers in connection with the 7.25% Convertible Offering. The underwriting agreement for the 7.25% Convertible Bonds provided as a closing condition that LuxCo and International each execute a lock-up letter (collectively, the “Convertible Lock-up Letters”) whereby they would each agree not to (and not to announce the intention to) issue, offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of the Company owned by them for a period of 90 days from the closing date of the offering (April 1, 2009), subject to certain limited exceptions or the prior written consent of the 7.25% Convertible Managers. The 7.25% Convertible Managers have given their written consent to International to allow it to enter into the Share Lending Agreement, as described below.

CUSIP No. 03938L104	13D	Page 13 of 18

Concurrently with the execution of the Convertible Lock-up Letters, and also in connection with the underwriting agreement referenced above, Mr. Mittal and Mrs. Mittal signed and delivered a letter undertaking to the 7.25% Convertible Managers (the “Undertaking Letter”). In the Undertaking Letter Mr. Mittal and Mrs. Mittal undertook to, if appropriate, and in their capacity as direct or indirect shareholders of the Company, cause a shareholders meeting of the Company to be convened in accordance with applicable law in order to vote on a resolution to (i) approve authorized share capital of the Company sufficient in amount and duration to allow the conversion of the 7.25% Convertible Bonds into new shares of the Company and (ii) delegate authority to the board of directors of the Company to cancel preferential subscription rights of existing shareholders for the purpose of the conversion of the 7.25% Convertible Bonds into new shares. Mr. Mittal and Mrs. Mittal further agreed to vote any shares of the Company that they directly or indirectly own in favor of the resolution described in the preceding sentence.

The foregoing summary of the terms of the Convertible Lock-up Letters and the Undertaking Letter are qualified in their entirety by reference to the full text of the Convertible Lock-Up Letters and the Undertaking Letter, copies of which are included as Exhibits 5 and 7 to this Statement and are incorporated herein by reference.

May Lock-up Letters, Share Lending Agreement and Deferred Delivery Agreement

As discussed in Item 4 above, on April 29, 2009, the Company entered into two separate underwriting agreements with the Share and Convertible Managers in connection with the Share Offering and the 5% Convertible Offering. The underwriting agreements for the Share Offering and the 5% Convertible Offering each provided as a closing condition that LuxCo and International each execute a lock-up letter (collectively, the “May Lock-up Letters”) whereby they would each agree not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ArcelorMittal Shares or any options or warrants to purchase any ArcelorMittal Shares, or any securities convertible into, exchangeable for or that represent the right to receive ArcelorMittal Shares, owned directly or indirectly, during the period described in the May Lock-up Letters, subject to limited exceptions or the prior written consent of the Share and Convertible Managers.

In connection with the Share Offering and the 5% Convertible Offering, International also entered into a share lending agreement with the Company, dated April 29, 2009, pursuant to which International agreed to make available for borrowing by the Company up to a maximum amount of 98 million ArcelorMittal Shares in exchange for a loan fee of $0.00067 per lent ArcelorMittal Share, accruing daily from and after May 15, 2009 to the date of return of the borrowed shares (the “Share Lending Agreement”). Under the Share Lending Agreement, delivery of the loaned shares by International occurs on the date an equal number of ArcelorMittal Shares are required to be delivered by the Company pursuant to the underwriting agreements for the Share Offering or the 5% Convertible Offering or pursuant to the 7.25% Convertible Bonds. The Company may terminate all or any portion of any loan made under the Share Lending Agreement at any time by delivering the number of loaned ArcelorMittal Shares to International. In addition, all outstanding loans will terminate on the date which is three business days after the date on which a general meeting of the shareholders of the Company has approved a resolution approving sufficient authorized share capital and authorizing the Board of Directors of the Company to cancel the preferential subscription right of existing shareholders to allow the return to International of all borrowed shares (with a number of ArcelorMittal Shares equal in number to the loaned shares to be returned within five business days of such termination date). Under the Share Lending Agreement, International will have no rights (including voting or disposition rights) with respect to any shares that have been loaned to the Company and not yet returned to International.

In connection with the Share Offering, International and ArcelorMittal entered into the Deferred Delivery Agreement, described above in Item 3.

The foregoing summary of the terms of the May Lock-up Letters, the Share Lending Agreement and the Deferred Delivery Agreement are qualified in their entirety by reference to the full text of the May Lock-Up Letters, the Share Lending Agreement and the Deferred Delivery Agreement, copies of which are included as Exhibits 8, 9 and 10 to this Statement and are incorporated herein by reference.

CUSIP No. 03938L104	13D	Page 14 of 18

Approximately 6.6% of the shares beneficially owned by the Reporting Persons (approximately 3.0% of the total number of ArcelorMittal shares outstanding) are subject to a pledge with customary terms and conditions in connection with a transaction entered into by LuxCo.

To the knowledge of the Reporting Persons, except as specified in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of ArcelorMittal, including but not limited to transfer or voting of any of the securities of ArcelorMittal, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of ArcelorMittal.

CUSIP No. 03938L104	13D	Page 15 of 18

Item 7.	Material to be Filed as Exhibits

 EXHIBIT INDEX

Exhibit Number	Description

1*	Joint Filing Agreement, dated as of December 22, 2004, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Ispat International Investments, S.L., Sociedad Unipersonal and Mittal Steel S.à.r.l.
2*	Acquisition Agreement, dated as of October 24, 2004, between Ispat International N.V. and Richmond Investment Holdings Limited.

3*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
4**

Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à.r.l. and ISPAT International Investments S.L.

5****	Lock-up Letters of each of Mittal Investments S.à.r.l. and Ispat International Investments SL, dated April 1, 2009
6***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
7****	Letter undertaking of Mr. Lakshmi N. Mittal and Mrs. Usha Mittal, dated April 1, 2009, regarding an undertaking to vote in favor of certain shareholder resolutions of the Company
8	Lock-up Letters of each of Mittal Investments S.à.r.l. and Ispat International Investments SL, dated April 29, 2009 (filed herewith)
9	Share Lending Agreement between Ispat International Investments SL and ArcelorMittal, dated April 29, 2009 (filed herewith)
10	Deferred Delivery Agreement between Ispat International Investments SL and ArcelorMittal, dated May 5, 2009 (filed herewith)

* Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.

** Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K filed with the Commission on June 29, 2006.

*** Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.

**** Previously filed as an Exhibit to the Schedule 13D/A (Amendment No. 3) filed with the Commission on April 3, 2009.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2009

/s/ Lakshmi N. Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

ISPAT INTERNATIONAL INVESTMENTS, S.L.
By:	/s/ Sudhir Maheshwari
Name: Sudhir Maheshwari
Title: Director

By:	/s/ Petronella H. Merks
Name: Petronella H. Merks
Title: Director

MITTAL INVESTMENTS S.À.R.L.
By:	/s/ Rajan Tandon
Name: Rajan Tandon
Title: Director

UNIVERSAL MANAGEMENT SERVICES SARL as Manager
By:	/s/ Benoit Nasr
Name: Benoit Nasr
Title: Manager

By:	/s/ Jean-Christophe Dauphin
Name: Jean-Christophe Dauphin
Title: Manager

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING ISPAT INTERNATIONAL INVESTMENTS, S.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Mr. Sudhir Maheshwari	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	Group Management Board Member, ArcelorMittal	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	India
Ms. Petronella H. (Nanette) Merks	Hofplein 20, 15th Floor, 3032 AC Rotterdam, Netherlands	Executive, Mittal Investments	Hofplein 20, 15th Floor, 3032 AC Rotterdam, Netherlands	Netherlands
Mr. Jaime Dominguez Salgado	Emilio Castelar 4-5, Oficina 307, 35007, Las Palmas, Gran Canaria, Spain	Executive, MUNDIAUDIT SL	Calle Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain	Spain

A-1

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING MITTAL INVESTMENTS S.À R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Mr. Rajan Tandon	Berkeley Square House 3rd Floor, Berkeley Square, London, W1J 6BU, United Kingdom	Vice President, Finance, Mittal Investments	Berkeley Square House 3rd Floor, Berkeley Square, London, W1J 6BU, United Kingdom	British
Mr. Sanjay Shukla	101 Cecil Street #18-08 Tong Eng Building Singapore 069533	Executive, Mittal Investments	101 Cecil Street #18-08 Tong Eng Building Singapore 069533	India
Universal Management Services SARL	65, Boulevard Grand-Duchesse Charlotte, L-1331, Luxembourg, Luxembourg	Corporate entity that serves as a company director	65, Boulevard Grand-Duchesse Charlotte, L-1331, Luxembourg, Luxembourg	Luxembourg

B-1